UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Merge Healthcare Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589499102
(CUSIP Number)

Merrick RIS, LLC
350 North Orleans Street
10th Floor
Chicago, Illinois 60654
(312) 994-9494

With a Copy to:

Sanford E. Perl, P.C.
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	589499102	13D	Page 3

1	NAME OF REPORTING PERSON
Merrick RIS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
OO

CUSIP NO.	589499102	13D	Page 4

1	NAME OF REPORTING PERSON
Merrick Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
OO

CUSIP NO.	589499102	13D	Page 5

1	NAME OF REPORTING PERSON
Michael W. Ferro, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
		27,631,298
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		27,631,298
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,631,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
29.6%
14	TYPE OF REPORTING PERSON
IN

CUSIP NO.	589499102	13D	Page 6

1	NAME OF REPORTING PERSON
Merrick Venture Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		22,105,857
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		22,105,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
22,105,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.7%
14	TYPE OF REPORTING PERSON
OO

CUSIP NO.	589499102	13D	Page 7

TABLE OF CONTENTS

ITEM 1. SECURITY AND ISSUER

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

SIGNATURES

EXHIBIT INDEX

EX-99.6

CUSIP NO.	589499102	13D	Page 8

ITEM 1.	SECURITY AND ISSUER

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 9 is being filed to report changes in the beneficial ownership of the Reporting Persons as a result of the distribution of shares of Common Stock of Merge Healthcare Incorporated (“Merge” or the “Company”) by Merrick Venture Management Holdings, LLC (“MVMH”) and Merrick Venture Management, LLC (“MVM”) to a private company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On March 14, 2013, MVM obtained the right to deliver shares of common stock in settlement of the outstanding balance of a promissory note entered into by MVM in exchange for securities of a private company and the delivery of shares of common stock in settlement thereof.  On March 18, 2013, MVMH and MVM each disposed of 1,906,175 shares of Merge common stock in connection with the derivative securities owned by MVM.  As of the opening of trading on the filing date of this Amendment No. 9, Michael W. Ferro, Jr. ("Ferro") beneficially owned 27,631,298 shares of Common Stock (including options covering 600,000 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of March 14, 2013).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated as follows:

 (a), (b) As of the opening of trading on the filing date of this Amendment No. 9, Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock directly owned by the following entities which he controls:

Name of Holder	Number of Shares	Percent of Shares Outstanding
Merrick RIS, LLC	0	0.0%
Merrick Venture Management, LLC	0	0.0%
Merrick Ventures, LLC	4,925,441	5.3%
Merrick Venture Management Holdings, LLC	22,105,857	23.7%

In addition, Ferro holds options covering 600,000 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of March 14, 2013.  Ferro does not directly own any shares of Common Stock.   Ferro disclaims beneficial ownership of the shares of Common Stock deemed to be beneficially owned by him, except to the extent of his pecuniary interest in such shares.  The ownership percentages are calculated based on 93,459,177 shares of Common Stock as reported by the Company to be outstanding as of March 5, 2013 in its Annual Report on Form 10-K filed with the SEC on March 11, 2013.

(c)  Except for the transactions described above and elsewhere in this Schedule 13D, during the last sixty (60) days, there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.

CUSIP NO.	589499102	13D	Page 9

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 1	Joint Filing Agreement

CUSIP NO.	589499102	13D	Page 10

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2013	MERRICK RIS, LLC

	By:	/s/ Michael W. Ferro, Jr.
	Name:	Michael W. Ferro, Jr.
	Title:	Chief Executive Officer

MERRICK VENTURE MANAGEMENT, LLC

	By:	/s/ Michael W. Ferro, Jr.
	Name:	Michael W. Ferro, Jr.
	Title:	Chief Executive Officer

MERRICK VENTURE MANAGEMENT HOLDINGS, LLC

	By:	/s/ Michael W. Ferro, Jr.
	Name:	Michael W. Ferro, Jr.
	Title:	Managing Member

	By:	/s/ Michael W. Ferro, Jr.
Michael W. Ferro, Jr.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Joint Filing Agreement